SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2008, incorporated by reference herein:

Exhibit

99.1   Release dated October 23, 2008 entitled “REPORT TO SHAREHOLDERS FOR THE
         QUARTER ENDED 30 SEPTEMBER 2008”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 23, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

KEY FEATURES
• Headline earnings per share of 10.5 cents
• Acquisition of a further 15% interest in the Elsburg JV
• Commissioning of the first CIL circuit at ERGO’s plant on track to commence in December quarter
• Commissioning of Top Star dump on track to commence in December quarter
• Way Ahead Project production on track to commence in December quarter
REVIEW OF OPERATIONS
Quarter
Quarter % Quarter
Group
Sep 2008
Jun 2008 Change Sep 2007
Gold production
Continuing operations oz
70 861
71 211 – 89 157
kg
2 204
2 215 – 2 773
Discontinued operations oz
–
– – 10 033
kg
–
– – 311
Group oz
70 861
71 211 – 99 190
kg
2 204
2 215 – 3 084
Cash operating costs
Continuing operations US$ per oz
755
689 (10) 584
ZAR per kg
188 967
173 034 (9) 133 673
Discontinued operations US$ per oz
–
– – 1 017
ZAR per kg
–
– – 233 707
Group US$ per oz
755
689 (10) 628
ZAR per kg
188 967
173 034 (9) 143 761
Gold price received US$ per oz
864
893 (3) 693
ZAR per kg
216 297
224 552 (4) 158 598
Capital expenditure US$ million
9.1
20.0 55 5.1
ZAR million
70.2
149.8 53 36.5
Average exchange rate ZAR:US$
7.79
7.82 – 7.12
REPORT TO SHAREHOLDERS FOR THE
FIRST QUARTER ENDED
30 September 2008
(Incorporated in the Republic of South Africa)
Registration No. 1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROO
(“DRDGOLD” or “the company”)
GROUP RESULTS
Gold production
Dec 07
Mar 08
Jun 08
Sep 08
60 000
65 000
70 000
75 000
80 000
oz
Gold production
Cash operating margins US$/oz
Dec 07
Mar 08
Jun 08
Sep 08
500
600
700
800
900
1 000
US$/oz
Revenue
Cash operating cost
Cash operating margin R million
Dec 07
Mar 08
Jun 08
Sep 08
300
350
400
450
500
550
R million
Revenue Rm
Cash operating cost

STOCK
• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED
2
Issued capital
376 577 088 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 392 507 207
Stock traded
JSE
NASDAQ
Average volume for the quarter per day (’000) 956 1 787
% of issued stock traded (annualised) 66 124
Price • High R6.40 US$0.803
• Low R3.37 US$0.396
• Close R3.75 US$0.443
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the
Rand against the Dollar, regulatory developments adverse to
DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the fiscal year ended 30 June 2007, which we filed with the United States Securities and
Exchange Commission on 14 December 2007 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety, health and environment
With deep regret I must report the deaths of four employees in work-
related incidents during this quarter. This marks a serious and bitterly disappointing reversal to our track record of two successive fatality-free quarters.
At Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”), rock drill operators, Aron Maqoma and Velelo Mshuwywa died in rockfalls following seismic events, the former on 16 August and the latter on 4 September.
At East Rand Proprietary Mines Limited (“ERPM”), timberman Pieter
Jonker and shaft assistant Fernando Vate were asphyxiated in a shaft conveyance on 19 September while on their way to conduct routine water level measurements underground at the mine’s South West
Vertical (“SWV”) shaft.
Performance in respect of the other key safety indicators was mixed.
ERPM and Crown Gold Recoveries (Pty) Limited (“Crown”) reported improvements in their dressing station injury rates while Blyvoor reported a 13% regression. ERPM and Blyvoor reported improvements in their lost time injury frequency rates, but Crown’s performance remained unchanged. Blyvoor reported a slight improvement in its reportable injury frequency rate while ERPM and Crown both reported substantial regressions.
An analysis of accident agencies, or causes, during the quarter showed that the two largest were fires (22%) and non-seismicity related falls of ground. These, and the other 28 agencies identified, are all under investigation in order to identify and implement more stringent preventative measures.
Preparations continued during the quarter for the roll-out of a company-wide behaviour-based safety initiative during December 2008.
The first phase of internal consultant training has been completed and the second phase is scheduled for completion by the end of
October 2008.
Occupational hygiene came under the spotlight during the quarter.
A company-level occupational hygiene post has been created and filled internally and training of relevant personnel throughout the operations will be conducted. On completion of a baseline risk assessment, the company’s Code of Practice will be revised and implemented.
The company spent a total of R7.6 million on environmental issues during the quarter – R1.3 million at Blyvoor, R0.8 million at ERPM and
R5.5 million at Crown. At Blyvoor the largest cost factors were slimes clean-ups, rehabilitation and consultants’ fees; at ERPM the contribution towards the operation’s environmental rehabilitation trust fund; and at
Crown, site rehabilitation and vegetation.
As discussed in the previous letter to shareholders with regard to the
Wonderfonteinspruit issue, the company continues as an active member of the Mining Interest Group, interfacing with interested and affected parties.
Corporate
On 6 October 2008 we announced the cessation of pumping from
ERPM’s SWV shaft, following the tragic events of 19 September 2008.We stated at the time that we would investigate, over the following two weeks, the effect of this withdrawal on the rest of ERPM’s operations.
We have established that the rising water level of the Central
Witwatersrand Basin will, within the next two to three weeks, start to exert unsustainable pressure on the pumping capacity of ERPM’s sole production shaft, Far East Vertical (“FEV”) shaft. Pumps from this shaft displace water resulting from 2 100 tonnes of ice transported under-
ground from surface daily to cool the shaft’s underground workings through a series of underground plugs into the Central Witwatersrand
Basin against an ever rising head.
Without being able to continue to supply ice to the underground workings, we will be unable to maintain underground temperatures to within regulated limits, and may have no other option for the time being than to suspend drilling and blasting operations. We will have to investigate what possibilities there may be to resume drilling and blasting at a later stage but it would seem that the necessary upgrade to FEV
Shaft’s pumping capability could be both costly and lengthy.
We are currently in discussions with labour, surrounding mines and the relevant government departments to consider these circumstances and how to best manage the consequences.
During the quarter, we took forward our surface retreatment ambitions with the announcement of our acquisition from Mintails South Africa
(Pty) Limited of a further 15% interest in the Elsburg Gold Mining Joint
Venture (“Elsburg JV”), taking to 65% our interest in this pivotal component of the first phase of the Ergo Joint Venture (“Ergo JV”). We have, in addition, a conditional option to acquire a further 11% in Elsburg JV.
DRDGOLD closing share price
Dec 07
Mar 08
Jun 08
Sep 08
0
5
10

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

Construction of the first phase of Ergo has progressed extremely well.
Commissioning of the first carbon in leach circuit at the Brakpan plant will begin during the December quarter, with production from the
Benoni Tailings Dam ramping up to 600 000 tonnes per month until April next year, and then to 1.2 million tonnes per month from the Elburg
Tailings Complex thereafter.
Production
Total gold production for the quarter was virtually unchanged at 70 861 ounces, an 11% increase in production at Crown offsetting the impact of production declines of 7% and 2% at Blyvoor and ERPM respectively.
At Blyvoor, lower production resulted mainly from the loss of 15 production days due to Section 54 closures imposed by the Department of Minerals and Energy and days of mourning called by the National Union of
Mineworkers. These followed the two fatalities detailed under Safety, Health and Environment above.
At ERPM, lower surface gold production, a result of a decline in the average surface yield, was the primary contributor to lower total gold production.
Financial
Total revenue was 4% lower at R476.7 million, reflecting a 4% decline in the average gold price received to R216 297/kg. After accounting for cash operating costs, which were 9% higher at R416.5 million, operating profit was 55% lower at R57.2 million. An impairment of R47.6 million relating to the restructuring of ERPM’s underground operations was recorded, income tax of R15.6 million paid and a net loss of R8.8 million recorded compared with the previous quarter’s net profit of R44.5 million.
Looking ahead
A range of events in the quarter under review caused your company’s board and senior management to engage in some serious introspection.
At a macro level, of course, the turmoil brewing in global economies for months has bubbled to the surface. While this appears to have been good for gold so far, time will tell whether jittery investors flock to the metal as a safe haven with the same, or greater, alacrity as in the past.
The South African economy, relatively speaking, has borne up remarkably well thus far to the global furore, but we are facing some political uncertainty.
Our introspection, prompted by these events, indicated clearly to us that this is no time for ‘heroics’ in a business such as ours; indeed, it is a time for careful consideration of all of the dynamics – those which are in our power to manage as well as those that are not – and to plan a rational and economical course ahead that will deliver positive results and value-
add.
We envisage such a course for the next 12 months, which will have the following three focus areas:
o risk management;
o cost control; and
o margin management.
We expect our actions in respect of ERPM, the Elsburg JV and the Ergo
JV to impact positively and quickly on costs and returns. Moving ahead, we envisage further steps to achieve a lower-risk, lower-cost, better return profile, gaining as much leverage as we can from our long-
established track record in surface retreatment.
John Sayers
Chief Executive Officer
23 October 2008

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED
4
Quarter
Quarter Quarter
Sep 2008
Jun 2008 Sep 2007
Rm
Rm Rm
Unaudited
Audited Unaudited
Continuing operations
Gold and silver revenue
476.7
495.4 433.0
Net operating costs
(419.5)
(368.5) (371.3)
Cash operating costs
(416.5)
(383.2) (370.7)
Movement in gold in process
(3.0)
14.7 (0.6)
Operating profit
57.2
126.9 61.7
Depreciation
(17.0)
(11.0) (19.7)
Movement in provision for environmental rehabilitation
(12.1)
(16.0) (4.7)
Retrenchment costs
(0.9)
(5.1) (1.1)
Gross profit from operating activities
27.2
94.8 36.2
Impairments
(47.6)
(63.9) –
Administration expenses and general costs
(6.1)
(19.1) (22.8)
Share-based payments
(1.1)
(5.9) 0.5
Care and maintenance costs
(2.8)
(7.6) (2.5)
Financial liabilities measured at amortised cost
7.3
(88.5) –
(Loss)/profit on sale of assets and investments
(1.6)
(0.9) 12.0
Finance income
32.9
35.1 (2.3)
Finance expenses and unwinding of provisions
(2.7)
4.0 (8.4)
Profit/(loss) before taxation
5.5
(52.0) 12.7
Income tax
(15.6)
3.8 –
Deferred tax
1.3
81.6 –
(Loss)/profit after taxation
(8.8)
33.4 12.7
Discontinued operations
Loss for the period from discontinued operations
–
(0.5) (56.6)
Profit on sale of assets and investments
–
12.6 1 008.0
Impairment from discontinued operations
–
(1.0) –
Net (loss)/profit for the period
(8.8)
44.5 964.1
Attributable to:
Ordinary shareholders of the company
3.1
40.2 757.1
Minority interest
(11.9)
4.3 207.0
(8.8)
44.5 964.1
Headline earnings/(loss) per share – cents
– From continuing operations
10.5
19.3 0.2
– From total operations
10.5
19.3 (11.7)
Basic earnings per share – cents
– From continuing operations
0.8
8.9 3.4
– From total operations
0.8
10.7 201.8
Diluted headline earnings/(loss) per share – cents
10.5
19.3 (11.7)
Diluted basic earnings per share – cents
0.8
10.7 201.8
Calculated on the weighted average ordinary shares issued of:
376 573 381
376 536 319 375 196 329
The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting
Standards (“IFRS”).

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED
5
As at
As at As at
30 Sep 2008
30 Jun 2008 30 Sep 2007
Rm
Rm Rm
Unaudited
Audited Unaudited
Assets
Property, plant and equipment
821.2
815.6 627.0
Non-current investments and other assets
65.3
65.3 59.8
Environmental rehabilitation trust funds
116.0
110.8 79.2
Deferred tax
82.8
81.6 –
Current assets
1 036.6
1 189.2 1 177.0
Inventories
67.4
62.9 58.2
Trade and other receivables
145.2
240.5 58.9
Cash and cash equivalents
809.0
846.1 425.4
Assets classified as held for sale
15.0
39.7 634.5
2 121.9
2 262.5 1 943.0
Equity and liabilities
Equity
1 240.7
1 305.5 1 251.8
Shareholders’ equity
1 191.4
1 244.3 1 073.8
Minority shareholders’ interest
49.3
61.2 178.0
Long-term liabilities
120.8
125.7 49.2
Post-retirement and other employee benefits
23.4
22.7 20.9
Provision for environmental rehabilitation
394.9
381.3 279.8
Current liabilities
342.1
427.3 341.3
Trade and other payables
270.3
387.4 250.8
Short-term liabilities
34.2
39.9 –
Dividends to ordinary shareholders
37.6
– –
Liabilities classified as held for sale
–
– 90.5
2 121.9
2 262.5 1 943.0

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Quarter Quarter
Sep 2008
Jun 2008 Sep 2007
Rm
Rm Rm
Unaudited
Audited Unaudited
Balance at the beginning of the period
1 305.5
1 248.6 143.5
Share capital issued
–
0.7 27.1
– for acquisition finance and cash
–
– 28.0
– for share options exercised
–
0.7 –
– for costs
–
– (0.9)
Increase/(decrease) in share-based payment reserve
1.1
5.9 (0.5)
Net profit attributable to ordinary shareholders
3.1
40.2 757.1
Net (loss)/profit attributable to minority shareholders
(11.9)
4.3 207.0
Dividends declared
(37.6)
– –
Increase in minorities
–
5.2 –
Currency translation adjustments and other
(19.5)
0.6 117.6
Balance as at the end of the period
1 240.7
1 305.5 1 251.8
Reconciliation of headline earnings/(loss)
Net profit
3.1
40.2 757.1
Adjusted for:
– Impairments
47.6
63.9 –
– Impairment from discontinued operation
–
1.0 –
– Profit on sale of discontinued operations
–
(12.6) (1 008.0)
– Loss/(profit) on sale of assets and investments
1.2
(9.2) (12.0)
– Minority share of headline earnings adjustments
(12.4)
(10.5) 219.0
Headline earnings/(loss)
39.5
72.8 (43.9)

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Quarter Quarter
Sep 2008
Jun 2008 Sep 2007
Rm
Rm Rm
Unaudited
Reviewed Unaudited
Net cash in/(out)flow from operations
25.3
238.1 (309.7)
Net cash (out)/inflow from investing activities
(46.4)
(150.5) 1 870.4
Net cash (out)/inflow from financing activities
(2.6)
26.0 (1 059.6)
(Decrease)/increase in cash and cash equivalents
(23.7)
113.6 501.1
Translation adjustment
(13.4)
1.0 258.5
Opening cash and cash equivalents
846.1
731.5 137.7
Closing cash and cash equivalents
809.0
846.1 897.3
Cash classified as assets held for sale included in the closing balance
–
– 471.9
Reconciliation of net cash in/(out)flow from operations
Profit/(loss) before tax
5.5
(52.0) 12.7
Net operating loss from discontinued operations
–
(0.5) (56.6)
5.5
(52.5) (43.9)
Adjusted for:
Movement in gold in process
3.0
(14.7) 0.6
Depreciation and impairments
64.6
74.9 19.7
Movement in provision for environmental rehabilitation
12.1
16.0 4.7
Share-based payments
1.1
5.9 (0.5)
(Profit)/loss on derivative financial instruments
(7.3)
88.5 –
Loss/(profit) on sale of assets and investments
1.6
0.9 (12.0)
Finance expenses and unwinding of provisions
(1.6)
(7.0) 3.9
Growth in Environmental Trust Funds
(3.5)
(2.5) (1.8)
Other non-cash items
0.9
(20.4) 17.5
Taxation paid
–
(11.8) (23.3)
Working capital changes
(51.1)
160.8 (274.6)
Net cash in/(out)flow from operations
25.3
238.1 (309.7)

South African operations
Quarter
Quarter % Quarter
Blyvoor
Sep 2008
Jun 2008 Change Sep 2007
Ore milled
Underground t’000
154
174
(11) 194
Surface t’000
884
980 (10) 856
Total t’000
1 038
1 154 (10) 1 050
Yield
Underground g/t
4.65
4.44 5 5.03
Surface g/t
0.32
0.31 3 0.31
Total g/t
0.96
0.93 3 1.18
Gold produced
Underground oz
23 020
24 852 (7) 31 347
kg
716
773 (7) 975
Surface oz
9 034
9 709 (7) 8 488
kg
281
302 (7) 264
Total oz
32 054
34 561 (7) 39 835
kg
997
1 075 (7) 1 239
Cash operating costs
Underground US$ per oz
934
816 (15) 667
ZAR per kg
233 929
204 344 (14) 152 673
ZAR per tonne
1 088
908 (20) 767
Surface US$ per oz
451
379 (19) 406
ZAR per kg
112 836
94 927 (19) 92 992
ZAR per tonne
36
29 (24) 29
Total US$ per oz
798
694 (15) 611
ZAR per kg
199 799
173 606 (15) 139 956
ZAR per tonne
192
162 (19) 165
Cash operating profit US$ million
2.1
7.0 (70) 2.8
ZAR million
16.7
53.1 (69) 20.0
Capital expenditure (net) US$ million
2.2
3.7 41 1.9
ZAR million
17.4
28.6 39 13.7
Total gold production was 7% lower at 32 054 oz, reflecting declines in both underground and surface gold production.

Underground gold production was 7% lower at 23 020 oz due to an 11% decline in underground throughput to 154 000 t. This was a consequence of 15 production days lost due to Section 54 closures imposed by the Department of Minerals and Energy following two seismicity-related fatalities, and two days of mourning called by the National Union of Mineworkers.
Average underground yield improved by 5% to 4.65 g/t, reflecting the commissioning during the quarter of a new, R2.5 million, ore pass system between 35 and 38 levels to split reef and waste.
While average surface yield was 3% higher at 0.32 g/t, surface throughput was 10% lower at 884 000 t. This resulted in a 7% decline in surface gold production to 9 034 oz. During the quarter, higher volumes of lower grade No 4 Dam material were recovered and treated.
Total cash operating costs rose by 15% to R199 799/kg or $798/oz, reflecting the impact of power utility supplier Eskom’s 20% tariff increase and higher winter power tariffs, as well as lower gold production. Underground cash operating costs were 14% higher at R233 929/kg ($934/oz) and surface cash operating costs 19% higher at R112 836/kg or $451/oz.
Cash operating profit was 69% lower at R16.7 million, reflecting lower production higher cash operating costs, and a lower gold price received.
Capital expenditure was 39% lower at R17.4 million, reflecting completion of the new ore pass system, a new surface compressed air pipe line to improve the mine’s underground compressed air network and 75% of all construction work on the Way Ahead Project (“WAP”) at No 5 Shaft.
Mining from the WAP began during the first week of October and production is expected to rise to 3 100 oz in the fourth quarter of 2009.
Development of the 15/29 Incline Project continues on schedule with first production planned towards the end of the fourth quarter of 2009.
• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED
8
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)
Cash operating margin $/oz
Revenue
Cash operating costs
Dec 07
Mar 07
Jun 08
Sep 08
500
600
700
800
900
1 000
$/oz
Cash operating margin R million
Revenue Rm
Cash operating costs Rm
Dec 07
Mar 08
Jun 08
Sep 08
100
150
200
250
300
R million
Production oz
Dec 07
Mar 08
Jun 08
Sep 08
25 000
30 000
35 000
40 000
45 000
oz
Gold production

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

Quarter
Quarter % Quarter
Crown
Sep 2008
Jun 2008 Change Sep 2007
Ore milled t’000
2 066
2 031 2 2 147
Yield g/t
0.36
0.33 9 0.35
Gold produced oz
23 985
21 573 11 24 371
kg
746
671 11 758
Cash operating costs US$ per oz
544
529 (3) 515
ZAR per kg
136 075
133 159 (2) 117 825
ZAR per tonne
49
44 (11) 42
Cash operating profit US$ million
7.7
8.0 (4) 4.1
ZAR million
60.0
61.4 (2) 29.3
Capital expenditure (net) US$ million
1.6
4.9 67 0.2
ZAR million
12.2
35.9 66 1.5
Gold production increased by 11% to 23 985 oz, reflecting a 2% increase in throughput to 2 066 000 t and a 9% increase in the average yield to 0.36 g/t, the latter due to the recovery of higher grade material from the Mennells site and of higher grade remnants from the CMR and Robertson Deep sites. Cash operating costs were 2% higher at R136 075/kg. Cash operating profit was 2% lower at R60.0 million, a consequence of higher cash operating costs and a lower gold price received.
Capital expenditure was 66% lower at R12.2 million, reflecting disbursement of the bulk of the costs of preparing the Top Star dump, south of
Johannesburg Central Business District, for mining.
In August, the Department of Minerals and Energy granted the company a licence to mine the Top Star dump and construction of the required infrastructure is approximately 90% complete. Commissioning is expected to begin early in November and the rate of recovery to have reached
100 000 tpm by the end of November, half of the planned full recovery rate.
Quarter
Quarter % Quarter
ERPM
Sep 2008
Jun 2008 Change Sep 2007
Ore milled
Underground t’000
64
68 (6) 85
Surface t’000
379
358 6 506
Total t’000
443
426 4 591
Yield
Underground g/t
5.30
5.00 6 6.47
Surface g/t
0.32
0.36 (11) 0.45
Total g/t
1.04
1.10 (5) 1.31
Gold produced
Underground oz
10 899
10 930 – 17 684
kg
339
340 – 550
Surface oz
3 923
4 147 (5) 7 267
kg
122
129 (5) 226
Total oz
14 822
15 077 (2) 24 951
kg
461
469 (2) 776
Cash operating costs
Underground US$ per oz
1 062
966 (10) 647
ZAR per kg
265 794
243 865 (9) 148 145
ZAR per tonne
1 408
1 219 (16) 955
Surface US$ per oz
840
750 (12) 512
ZAR per kg
210 385
189 000 (11) 117 159
ZAR per tonne
68
68 – 52
Total US$ per oz
1 003
907 (11) 608
ZAR per kg
251 130
228 774 (10) 139 121
ZAR per tonne
261
252 (4) 183
Cash operating (loss)/profit US$ million
(2.1)
(0.4) (425) 1.8
ZAR million
(16.5)
(2.3) (617) 13.0
Capital expenditure (net) US$ million
0.6
1.2 50 0.9
ZAR million
4.3
9.1 53 6.2
Production oz
Dec 07
Mar 08
Jun 08
Sep 08
18 000
20 000
22 000
24 000
oz
Gold production
Cash operating margin $/oz
Revenue
Cash operating costs
Dec 07
Mar 08
Jun 08
Sep 08
400
500
600
700
800
900
1 000
$/oz
Cash operating margin R million
Revenue Rm
Cash operating costs Rm
Dec 07
Mar 08
Jun 08
Sep 08
75
100
125
150
175
200
R million

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)
The previously reported restructuring of ERPM’s underground operations to reverse a worsening pattern of unprofitable mining was complete
Total gold production was 2% lower at 14 822 oz, reflecting lower surface gold production.
Underground gold production was virtually unchanged at 10 899 oz. Although underground throughput was 6% lower due to the residual impact of the  previous quarter’s restructuring, the average underground yield improved by 6% to 5.30 g/t, reflecting the elimination of the unprofitable 73 and 74 longwalls.
While surface throughput increased by 6% to 379 000 t, the average surface yield declined by 11% to 0.32 g/t, reflecting the recovery of lower grade material from the Cason dump’s southern face. Consequently, surface gold production was 5% lower at 3 923 oz.
Total cash operating costs increased by 10% to R251 130/kg, a consequence of lower production, as well as power utility Eskom’s 20% tariff increase and higher winter tariffs. Underground cash operating costs were 9% higher at R265 794/kg and surface cash operating costs 11% higher at R210 385/kg.
The cash operating loss for the quarter increased to R16.5 million from R2.3 million, reflecting lower production, higher cash operating costs and a lower gold price received.

Capital expenditure was 53% lower at R4.3 million.
Exploration and prospecting
ERPM
ERPM mining lease area
During the quarter drilling was confined to cover (71 East 2) and structure (73 West X/C N). Currently a hole is being drilled at 70 E FW drive to determine the parting between the Composite Reef and the Jeppestown Shales footwall. The core will be used to determine the rock strengths of the shale horizon, which is in closer proximity to the mining horizon than initially thought.
Extension 1
A geological report to accompany the Turgis Consulting’s decline feasibility study is in the process of being finalised. A revised structure plan for Extension 1 has been produced, utilising geophysical information and historical Sallies data. An unconformity between the Jeppestown Shales and the Composite Reef has been identified which results in a narrowing of their middling towards the east and north.
Extension 2
An agreement has been drawn up between DRDGOLD and AngloGold Ashanti Limited (“AngloGold”) where a data exchange will take place between the two companies. AngloGold will provide access to the Sallies exploration borehole core and copies of the logging and reports in exchange for sampling data and reports from Blyvoor.
Blyvoor
For the quarter three prospect holes intersected the Carbon Leader Reef in the following areas 38 31 fault block, 35 32 X/C N and 38 34, assaying at 219 cmgt, 894 cmgt and 642 cmgt respectively. Main Reef was intersected in two holes 38 34 (522 cmgt) and 38 33 X/C N (awaiting assay). Cover drilling in 38 21 FW Dr W in the South West block, intersected methane.
The assay results of phase 2 of the drilling of Blyvoor No 7 slimes dam were received and averaged 0.247 g/t.The average grade of the phase 1 and 2 drilling equates to 0.279 g/t. The recovery percentages of the remainder of the operations slimes dams are in the process of being determined to develop a strategy for the surface operations going forward.
Crown and Ergo
Exploration activity continues to be confined to the ERGO JV, with in excess of 10 300 m of augering having been conducted for exploration and metallurgical test work to date.
During the quarter, drilling was completed at the Brakpan,Van Dyk and Grootvlei complexes. Exploration is currently in progress at Marievale, the final complex to be explored in the initial exploration programme. Additional drilling, in the form of cased holes, is scheduled in areas where conventional drilling was not possible.
The outstanding assay results for Homestead and Rooikraal were received during the quarter. In addition, partial assay results were returned for Brakpan and Van Dyk. The Homestead and Rooikraal results are similar to those obtained for the other current Crown deposition complexes and are in line with initial estimates, with the exception of lower uranium values. Similarly the initial Brakpan results indicate a lower uranium grade than anticipated, whilst Van Dyk’s initial assays show a close correlation with the initial estimate.The lower uranium grade reported for the larger complexes may be as a result of the drilling pattern (ie close proximity to the sides), which requires verification.
All relevant technical information pertaining to the complexes is forwarded to Coffey Mining (formerly RSG Global), for the generation of Competent Person’s Reports (“CPRs”). During the quarter a SAMREC-compliant gold, uranium and sulphur resource for the Elsburg JV was declared.
A draft CPR pertaining to the ERGO phase 1 gold reserve (Elsburg and Benoni) has also been received and is currently under review.The final CPR for the GMTS, Homestead and Mooifontein complexes has been delayed due to survey problems associated with the insertion of historical boreholes into the geological model.The report is expected to be finalised during October.
Production oz
Gold production
Dec 07
Mar 08
Jun 08
Sep 08
13 000
15 000
17 000
19 000
21 000
23 000
oz
Cash operating margin $/oz
Revenue
Cash operating costs
Dec 07
Mar 08
Jun 08
Sep 08
550
600
650
700
750
800
850
900
950
1 000
1 050
1 100
1 150
1 200
$/oz
Cash operating margin Rmillion
Revenue Rm
Cash operating costs Rm
Dec 07
Mar 08
Jun 08
Sep 08
50
60
70
80
90
100
110
120
130

R million

• SHAREHOLDER REPORT 2008 •
DRDGOLD LIMITED
11
Discontinued operations – Emperor Mines Limited
Quarter
Quarter % Quarter
Tolukuma
Sep 2008
Jun 2008 Change Sep 2007
Ore milled t’000 – – – 45
Yield g/t – – – 6.91
Gold produced oz – – – 10 033
kg – – – 311
Cash operating costs US$ per oz – – – 1 017
ZAR per kg – – – 233 707
ZAR per tonne – – – 1 615
Cash operating loss US$ million – – – (0.9)
ZAR million – – – (6.5)
Capital expenditure (net) US$ million – – – 2.1
ZAR million – – – 15.0
Continuing Operations
Total Mine
R000 unless otherwise stated
Crown
ERPM
Blyvoor
Operations
Total cash costs 109 130 121 793 212 802 443 725
Movement in gold in process 1 243 1 991 (6 245) (3 011)
Less: Production taxes, rehabilitation and other 5 111 3 035 3 162 11 308
Less: Retrenchment costs – 858 – 858
Less: Corporate and general administration costs 3 750 4 120 4 195 12 065
Cash operating costs 101 512 115 771 199 200 416 483
Gold produced – kgs 746 461 997 2 204
Total cash operating costs – R/kg 136 075 251 130 199 799 188 967
Total cash operating costs – US$/oz 544 1 003 798 755
CASH OPERATING COSTS RECONCILIATION

DIRECTORS
(*British) (**Australian) (***American)
Executives:
JWC Sayers (Chief Executive Officer)
DJ Pretorius (Chief Executive Officer Designate)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk***
Company Secretary:
TJ Gwebu
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
D Blackmur** (Senior Non-Executive Director)
RP Hume
EA Jeneker
For further information, contact John Sayers at:
Tel: (+27-11) 219-8700
Fax: (+27-11) 476-2637
website: http://www.drdgold.com
Ebsco House 4299 Pendoring Avenue, Blackheath
Randburg, South Africa
PO Box 390, Maraisburg, 1700, South Africa